Exhibit 99.1

Luxventure Enters into Agreement as Exclusive Supplier of Cross-border

Merchandize from Japan and Plans for NFT based Projects

Haikou, CHINA, March 15, 2022— JX Luxventure Limited (NASDAQ: LLL) (the “Company”), a service provider delivering comprehensive solutions to global elite families with business segments covering menswear, cross-border merchandise, airfare and tourism, announced today that, on March 10, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty Free Merchandize (the “Agreement”) with Aikayun Technology (Hainan) Co., Ltd. Pursuant to the Agreement, JX Hainan was granted an exclusive right to distribute cross-border products from Japan in the Hainan Island in the amount up to RMB1,000,000,000.

In addition, the Company plans to enter into the Metaverse by offering Non-fungible Token (“NFT”) based projects, which will be lead by its Chief Technology Officer.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “With the China’s border remain closed due to Covid restriction, there is a high demand for cross-border products from Japan. This exclusive cooperation allows JX Luxventure to be the exclusive supplier and distributor to meet such high demand. In addition, I look forward to our IT team to expand into the NFT related projects, and bring JX Luxventure into the Metaverse.”

Mr. Liu Ze, Chief Technology Officer of the Company commented: “China has set Metaverse as the growing sector for the next few years. This fits perfectly with my background as an expert in Blockchain, Internet of Things and Artificial Intelligence. I look forward to work with our R&D team to bring JX Luxventure into the Metaverse by delivering NFL based projects.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a service provider delivering comprehensive solutions to global elite families. Its business segments cover menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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